1 Media Conference Call Script – November 30, 2015 Cheryl Olson: Good afternoon. I’m Cheryl Olson, Head of Marketing at Great Western Bank. Thank you for joining us on this conference call today. Joining us this afternoon on this Great Western Bank and Home Federal Bank joint Media Conference Call is:  Ken Karels, President and Chief Executive Officer of Great Western Bank and;  Steve Bianchi, President and Chief Executive Officer of Home Federal Bank Before we begin, please note that some comments today may contain forward-looking statements that are subject to certain risks and uncertainty that could cause the company’s actual future results to materially differ from those discussed. Please refer to the forward-looking statement disclosures contained in the press release you have in front of you. We’ve set up this call to help answer questions you may have after reading our joint press release issued earlier this afternoon. To do that I’ll turn the call over to Great Western Bancorp’s President and Chief Executive Officer, Ken Karels. Ken Karels: Thank you Cheryl, and welcome everyone to our media conference call. As stated in our press release, Great Western Bancorp, the parent company of Great Western Bank, will acquire HF Financial Corp., the holding company of Home Federal Bank, in a cash and stock transaction. The Merger has been unanimously approved by the Board of Directors of both Great Western and Home Federal and is expected to close in approximately the second quarter of 2016, subject to certain conditions, including the approval by Home Federal’s stockholders and customary regulatory approvals. As is customary for our company, the operations of Home Federal are expected to be fully integrated into GWB shortly after the transaction close date. This is an exciting time for all of us involved. For customers, it’s business as usual. Customers can continue to bank exactly as they do so now. They can continue to access their money by writing checks, using ATM and debit cards and/or online and mobile banking. Customers will continue to utilize their Home Federal products and services as they have become accustomed to. They will be notified well in advance of any changes. It will be several months before the records of the two banks will be integrated. Home Federal customers will not be able to use Great Western Bank branches, nor will GWB customers be able to use Home Federal branches, until the transaction is closed and accounts are converted. Customers can then begin to enjoy the expanded branch network. We believe customers will greatly benefit from the combined entity. Home Federal’s strong market presence in Sioux Falls and outstanding reputation coupled with Great Western’s comprehensive product offerings and strong capital base will allow the combined franchise to enhance the expanding needs of our customers and communities. Filed by Great Western Bancorp, Inc. Commission File No. 001-36688 Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: HF Financial Corp. Commission File No. 0-19972 Date: November 30, 2015

2 For more on what this merger means for Home Federal’s employees and stakeholders, I’ll turn it over to Steve Bianchi, President and Chief Executive Officer of Home Federal Bank, Steve. Steve Bianchi: Thanks Ken. We are very proud of the Home Federal history which has focused on customer relationships and community involvement; partnering with Great Western Bank will further our philosophy of community banking. I am pleased that our customers will continue to have access to the great products and services for their situation while being served by an excellent team of banking professionals. In any merger you are concerned about the impact on people. Our customer facing employees are needed to serve their current customers, while displaced colleagues will have opportunities to pursue internal job postings and the roughly 100 positions that open annually at Great Western Bank. It is also expected that a larger organization like Great Western Bank will create more career options and advancement potential for all employees and that is compelling too. For our stakeholders, performance is important and this merger will help us meet those expectations. The shareholder base knows that Great Western Bank is an experienced acquirer and will successfully integrate the two firms making for a stronger, unified banking organization. With both of our firms based in Sioux Falls, there is both proximity of key people and familiarity with the markets that should complement the integration process. We look forward to working together with the Great Western Bank team to make this merger a success! For more on what this deal mean for the stakeholders of Great Western Bank, I’ll turn it back over to Ken. Ken Karels: Thanks Steve. This merger means many different and exciting things but above all this merger solidifies Great Western Bank’s market leadership in the highly attractive Sioux Falls market and enhances our state-wide presence in South Dakota. This also allows us to establish a branch presence in the desirable Fargo and Minnesota markets. This merger brings together two great organizations that focus on the customer and the community. Our customers will benefit from an expanded network of banking offices and enhanced services and we are thrilled about the unique opportunities this merger will create for our customers as well as our employees and business partners. Upon completion of the transaction, GWB is projected to grow by 10 percent to $11.3 billion in assets, $8.6 billion in total deposits, $8.5 billion in total loans and will serve 127 communities in nine states. But in the end, it’s business as usual. We will continue to Make Life Great for our customers, communities and our stakeholders. And for Sioux Falls, we think this combination of two hometown banks provides a powerful economic force. While we do anticipate some synergies that include closing 3 GWB branches and 1 Home Federal branch in Sioux Falls, this merger ensures that all of our customers – in both banks’ footprints – have a local, community bank for years to come. Now, we’re happy to open up the call to answer your questions….

3 No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial Corp. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important Additional Information and Where to Find It In connection with the Agreement and Plan of Merger by and between Great Western Bancorp, Inc. (“Great Western”) and HF Financial Corp., Great Western will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a proxy statement of HF Financial Corp. and a prospectus of Great Western, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL CORP. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL CORP. AND THE PROPOSED TRANSACTION. The Registration Statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Great Western and HF Financial Corp. with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub- heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at David.Hinderaker@greatwesternbank.com . Documents filed by HF Financial Corp. with the SEC may also be obtained free of charge from HF Financial Corp’s website (www.homefederal.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to HF Financial Corp’s Investor Relations contact, Pamela F. Russo at prusso@homefederal.com . Participants in the Solicitation Great Western, HF Financial Corp., and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial Corp., in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2015 annual meeting of stockholders as previously filed with the SEC on January 5, 2015, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial Corp., is available in HF Financial Corp.’s, definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and including the proxy statement/prospectus, and other relevant documents regarding the transaction filed with the SEC when they become available. Forward-Looking Statements This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,”

4 “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond GWB’s and HF Financial Corp’s control. Statements in this document regarding Great Western, HF Financial Corp. and the proposed merger that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Great Western and HF Financial Corp. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Great Western or HF Financial Corp. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions; the effects of governmental regulation of the financial services industry; industry consolidation; technological developments and major world news events. For more discussion of important risk factors that may materially affect Great Western and HF Financial Corp., please see the risk factors contained in Great Western’s Annual Report on Form 10-K for its fiscal year ended September 30, 2014 and HF Financial Corp’s Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC and available through the SEC’s website at www.sec.gov. You should also read Great Western’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which is on file with the SEC. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Great Western, HF Financial Corp. or the combined company. None of Great Western nor HF Financial Corp. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.